Exhibit 99.1

SIGNING OF THE DEFINITIVE AGREEMENT BETWEEN GOLD
FIELDS LIMITED AND IAMGOLD CORPORATION

30 September 2004

Toronto, Canada and Johannesburg, South Africa, September 30, 2004 -

Further to the announcement of August 11, 2004, Gold Fields Limited (JSE, NYSE:GFI) ("Gold Fields") and IAMGOLD Corporation, (TSX:IMG; AMEX:IAG) ("IAMGOLD") today announced that they have signed a definitive agreement setting out the terms on which IAMGOLD will acquire the assets of Gold Fields outside of the Southern African Development Community (the "SADC"). Under the definitive agreement, IAMGOLD will issue, subject to adjustment, to Gold Fields 351,690,218 fully paid common shares in consideration for Gold Fields’ non-SADC mining, development and exploration assets. The transaction will result in Gold Fields owning approximately 70 percent of the fully diluted equity of the enlarged company. In addition, shortly before completion, IAMGOLD shareholders (other than Gold Fields), registered as such on a record date prior to closing of the transaction, will receive a special cash dividend of C$0.50 per IAMGOLD share. For Canadian RRSP purposes, the enlarged company will remain a Canadian corporation.

Subject to the approval of the Johannesburg Securities Exchange ("JSE"), an information circular setting out full details of the transaction will be mailed to shareholders of record of Gold Fields and IAMGOLD on or around 10 November 2004. The transaction remains subject to approval by IAMGOLD and Gold Fields shareholders and satisfaction of certain other conditions precedent, including the receipt of all required regulatory approvals. The date for the shareholder meetings, expected to occur in early to mid-December, will be provided in the information circulars to be mailed to shareholders and a further announcement will be made at that time. The transaction is expected to close on or around 31 December 2004.

Following closing of the transaction, the name of the newly created corporation will be changed to Gold Fields International Limited ("Gold Fields International").

Overview of Gold Fields International

Gold Fields International will have interests in six operating mines: four in West Africa (Tarkwa and Damang in Ghana, Sadiola and Yatela in Mali) and two in Australia (St. Ives and Agnew) with 2005 forecast production totaling 2.0 million ounces of gold. In addition, Gold Fields International will have two near-term greenfield development projects, located in Finland (Arctic Platinum) and, subject to completion of the acquisition thereof, Peru (Cerro Corona), along with various royalty interests and an attractive portfolio of advanced-stage exploration projects in Latin America, Canada, Australia, China and Africa.

For further details, please see the Terms Announcement that has been issued by Gold Fields via SENS and is available on Gold Fields web site: www.goldfields.co.za; or IAMGOLD’s website: www.iamgold.com

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, estimated operating results, reserve determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Gold Fields to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, risks related to the integration of acquisitions, increased production costs, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, currency devaluations, labour disruptions; changes in government regulations, particularly environmental regulations, changes in exchange rates, inflation and other macro-economic factors, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for IAMGOLD and the Form 20-F for Gold Fields as on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although IAMGOLD and Gold Fields have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements speak only as of the date of this document.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the annual information form of IAMGOLD for the year ended December 31, 2003, and material change reports filed by IAMGOLD since January 1, 2003 available at www.sedar.com, for this detailed information with respect to IAMGOLD, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms "measured" and "indicated" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Enquiries

Gold Fields:
Willie Jacobsz
+27 11 644-2460

Cheryl Martin
+1 303 796-8683

IAMGOLD:
Tom Atkins
+1 416 360 4710
toll-free +1 888 IMG 9999